SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 31, 2021

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary

Tel: (852) 2605-5822    Fax: (852) 2691-1724

Email: albert@bonso.com

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

 (Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TABLE OF CONTENTS

REPORT FOR THE SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2020 ON FORM 6-K

Page
Consolidated Financial Statements	3
Unaudited Consolidated Balance Sheets as of September 30, 2020 and Audited Consolidated Balance Sheets as of March 31, 2020	4
Unaudited Consolidated Statements of Operations and Comprehensive (Loss) / Income for the Six-Month Periods Ended September 30, 2020, and September 30, 2019	5
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5
Liquidity and Capital Resources	8
Stock Repurchase Program	9
Signature	10

Exhibits
99.1 Press Release disclosing Results of Operations dated March 31, 2021.

2

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	March 31,	September 30,
	2020	2020
	$ in thousands	$ in thousands
	(Audited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	9,111	9,634
Trade receivables, net	811	925
Other receivables, deposits and prepayments	692	326
Inventories, net	1,178	1,019
Income tax recoverable	5	5
Financial instruments at fair value	54	132
Total current assets	11,851	12,041

Investment in life settlement contracts	158	160
Financial instruments at amortized cost	523	523
Other intangible assets	1,930	1,878
Right-of-use assets	300	266
Property, plant and equipment, net	9,439	9,500
Total assets	24,201	24,368

Liabilities and stockholders’ equity

Current liabilities
Bank loans - secured	1,937	1,202
Accounts payable	775	656
Contract liabilities	12	0
Accrued charges and deposits	3,174	3,098
Refund liabilities	69	69
Payable to affiliated party	80	0
Lease liabilities	92	98
Total current liabilities	6,139	5,123

Lease liabilities, non-current	213	173
Long-term deposit received	647	674
Long-term loan	2,438	2,604

Total liabilities	9,437	8,574
Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Mar 31, 2020 - 5,828,205; Sep 30, 2020 - 5,828,205	17	17
outstanding shares: Mar 31, 2020 - 4,906,466; Sep 30, 2020 - 4,892,899
Additional paid-in capital	22,795	22,795
Treasury stock at cost: Mar 31, 2020 - 921,739; Sep 30, 2020 - 935,306	-2,892	-2,922
Accumulated deficit	-6,094	-5,893
Accumulated other comprehensive income	938	1,797

	14,764	15,794

Total liabilities and stockholders’ equity	24,201	24,368

3

Unaudited Consolidated Statements of Operations and Comprehensive Income

(Expressed in United States Dollars)

	Six months ended September 30, 2019	Six months ended September 30, 2020
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net revenue	4,409	8,124
Cost of revenue	-3,448	-3,054

Gross profit	961	5,070

Selling, general and administrative expenses	-2,058	-4,592
Other income, net	82	40

(Loss) / income from operations	-1,015	518
Non-operating income / (expenses), net	427	-317

(Loss) / income before income taxes	-588	201
Income tax expense	0	0

Net (loss) / income	-588	201

Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net of tax	-1,166	859

Comprehensive (loss) / income	-1,754	1,060

(Loss) / earnings per share

Weighted average number of shares outstanding	4,644,920	4,896,845
Diluted weighted average number of shares outstanding	4,644,920	5,091,440

(Loss) / earnings per common share (in U.S.Dollars)	-0.13	0.04
(Loss) / earnings per common share (in U.S.Dollars) - assuming dilution	-0.13	0.04

4

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

1.	These financial statements, including the consolidated balance sheet as of March 31, 2020, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2020.

2.	In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ending March 31, 2021.

5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products.

During the six-month period ended September 30, 2020, our net revenue increased approximately $3,715,000, or 84.3%, as compared to the six-month period ended September 30, 2019. The primary reason for the increase in net revenue was the increased overall demand for our pet electronic products during the period. We recognized a net gain of approximately $201,000 for the six-month period ended September 30, 2020, as compared to a net loss of approximately $588,000 during the six-month period ended September 30, 2019.

Our net revenue during the six-month period ended September 30, 2020 increased as a result of increased sales of pet electronic products mainly through online sales channels. We are delighted to achieve growth from our online sales during the pandemic. However, growth of demand for our products may not sustain due to fierce competition and reduced consumer purchasing power. To continue the growth of our revenue, we have launched electronic bathroom scales and upgraded pet electronic products like ultrasonic dog trainers and nail grinders to be sold online.

The Company and its development partner are working closely with the government to obtain the remaining governmental approvals for the redevelopment of the Shenzhen factory. However, there were changes in the local district planning and regulations, and we estimate that it will require approximately another twelve months to obtain the necessary approvals. In the meantime, we have signed a short term lease agreement to lease out part of the existing Shenzhen factory to a third party to gain extra rental income.

On March 31, 2021, the Company issued a press release disclosing its results of operations for the six-month period ended September 30, 2020. A copy of this press release is attached to this Form 6-K as exhibit 99.1.

6

Results of Operations

Six-Month Period Ended September 30, 2020 Compared to the Six-Month Period Ended September 30, 2019

Net Revenue. During the six-month period ended September 30, 2020, our net revenue increased 84.3%, or approximately $3,715,000, from approximately $4,409,000 for the six-month period ended September 30, 2019 to approximately $8,124,000. The increased revenue was primarily the result of an increase in overall demand for our pet electronic products.

Cost of Revenue. During the six-month period ended September 30, 2020, cost of revenue decreased to approximately $3,054,000 from approximately $3,448,000 during the six-month period ended September 30, 2019, a decrease of approximately $394,000, or 11.4%. As a percentage of revenue, the cost of revenue decreased from 78.2% to 37.6%. The decrease was primarily the result of the higher revenue generated from pet electronic products sold directly to end customers through online channels at retail prices, as compared to major sales to distributors at factory prices during the prior period.

Gross Margin. As a result of the factors noted above, gross margin increased by $4,109,000 from $961,000 in the six months ended September 30, 2019 to $5,070,000 during the six months ended September 30, 2020. As a percentage of revenue, gross margin increased to 62.4% during the six-month period ended September 30, 2020 as compared to 21.8% during the same period in the prior year.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 123.1%, or approximately $2,534,000, from approximately $2,058,000 for the six-month period ended September 30, 2019 to approximately $4,592,000 for the six-month period ended September 30, 2020. As a percentage of Net Revenue, selling, general and administrative expenses were 56.5% during the six months ended September 30, 2020, compared to 46.7% for the six months ended September 30, 2019. The increase was primarily the result of an increase in selling expenses relating to promotion and shipping of our pet electronic products sold through online platforms, compared to the same period in the prior year.

Other Income, Net. Other income, net decreased approximately $42,000, or 51.2%, from approximately $82,000 for the six-month period ended September 30, 2019 to approximately $40,000 for the six-month period ended September 30, 2020. The decrease was a result of decreased gain from investment in marketable securities during the six-month period ended September 30, 2020.

(Loss) / Income From Operations. As a result of the above changes, income from operations was approximately $518,000 for the six-month period ended September 30, 2020, compared to a loss from operations of approximately $1,015,000 for the six-month period ended September 30, 2019, an increase of approximately $1,533,000.

7

Non-operating Income / (Expenses), Net. Non-operating income / (expenses), net decreased from a gain of approximately $427,000 for the six-month period ended September 30, 2019 to a loss of approximately $317,000 for the six-month period ended September 30, 2020. The increase in net non-operating expense was primarily the result of increased foreign exchange loss during the six-month period ended September 30, 2019.

Net (Loss) / Income. As a result of the above changes, net income increased from a net loss of approximately $588,000 for the six-month period ended September 30, 2019 to a net gain of approximately $201,000 for the six-month period ended September 30, 2020, an increase of approximately $789,000.

Foreign Currency Translation Adjustments, Net of Tax.  Foreign currency translation adjustments, net of tax increased from a loss of approximately $1,166,000 for the six-month period ended September 30, 2019 to a gain of approximately $859,000 for the six-month period ended September 30, 2020, an increase of approximately $2,025,000.  The gain was primarily attributable to the result of the revaluation of assets denominated in Chinese Yuan (“CNY”) due to different CNY/USD exchange rates at the balance sheet dates of March 31, 2020 and September 30, 2020.

Comprehensive (Loss) / Income.  As a result of the factors described above, comprehensive income increased from a loss of approximately $1,754,000 for the six-month period ended September 30, 2019, to a gain of approximately $1,060,000 for the six-month period ended September 30, 2020.

Liquidity and Capital Resources

We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund operations, expansions and upgrades of our manufacturing facilities.

As of September 30, 2020, we had approximately $9,634,000 in cash and cash equivalents as compared to approximately $9,111,000 as of March 31, 2020. At September 30, 2020, working capital was approximately $6,918,000, compared to approximately $5,712,000 at March 31, 2020. The increase was the result of income generated from operations and repayment of bank loans, during the six-month period ended September 30, 2020.

As of March 31, 2020, there were approximately $80,000 payable to affliated party which consisted of unpaid vacation payments of approximately $43,000, $11,000, $16,000 and $10,000 for Mr. Anthony So, Mr. Kim Wah Chung, Mr. Andrew So and Mr. Albert So, respectively. These vacation payments were paid to the affiliated parties before September 30, 2020 and there were no outstanding balance payable to affliated party as of September 30, 2020.

We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next twelve months.

8

Stock Repurchase Program

The following table contains the Company’s purchases of equity securities during the six-month period ended September 30, 2020.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2020 to April 30, 2020	3,077	$2.01	3,077	$3,008,839
May 1, 2020 to May 31, 2020	3,000	$2.03	3,000	$3,002,749
June 1, 2020 to June 30, 2020	7,266	$2.36	7,266	$2,985,619
July 1, 2020 to July 31, 2020	0	0	0	$2,985,619
August 1, 2020 to August 31, 2020	0	0	0	$2,985,619
September 1, 2020 to September 30, 2020	224	$3.62	224	$2,984,808
TOTAL	13,567	$2.23	13,567

During the six-month period ended September 30, 2020, the Company has purchased 13,567 shares of its common stock under the share repurchase program. As of September 30, 2020, the Company (through its subsidiary) had repurchased an aggregate of 969,306 shares of its common stock. The Company may from time to time repurchase additional shares of its Common Stock under this program.

Exhibits

99.1       Press Release disclosing Results of Operations dated March 31, 2021.

9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2021	BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

	By:	/s/ Albert So
Albert So, Chief Financial Officer and Secretary

10